Exhibit 99.156

CONSENT OF PAUL TIETZ

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the technical report entitled “Technical Report on the Copper King Project, Laramie County, Wyoming” dated August 24, 2012 (the “Copper King Report”) and (2) the Management Information Circular of the Company dated July 15, 2013, and the documents incorporated by reference therein, which include reference to my name in connection with technical information relating to the Copper King Report and the properties described therein.

/s/ Paul Tietz
Paul Tietz, Certified Professional Geologist

Date: November 15, 2013